FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, November 26, 2021

Ger. Gen. 019/2021

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors of Enel Chile has approved the Strategic Plan of the Company for the period 2022-2024.

The macro elements included in the Strategic Plan for the three-year period 2022-2024 have an estimated accumulated EBITDA in the range of US$ 4.1 and US$ 4.3 billion approximately and an estimated accumulated CAPEX of US$ 2.6 billion.

Considering that contents of the aforementioned Strategic Plan are based on projections of hypotheses that may or may not occur in the future, their effects are not determinable at this date.

Likewise, Monday, November 29, 2021, a presentation will be held regarding the aforementioned figures, to which all local and foreign investors, shareholders, and the market in general will have access. Connection details, the conference agenda, and the presentation will be available to all interested parties in due course on the Company's website: www.enelchile.cl.

Sincerely,

Paolo Pallotti

Chief Executive Officer

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: November 28, 2021